                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           DECISIONONE HOLDINGS CORP.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)


                                    243456100
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages


                                  SCHEDULE 13G

CUSIP NO.     243456100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) / /
                                                                      (B) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

--------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
   NUMBER OF                   0 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0 SHARES OF COMMON STOCK
      WITH                 -----------------------------------------------------
                           8  SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.00%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages


                                  SCHEDULE 13G

CUSIP NO.     243456100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY
      E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

2_______________________________________________________________________________
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) / /
                                                                     (B) /X/
3____________________________________________________________________
      SEC USE ONLY

4_______________________________________________________________________________
  CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------


                           5   SOLE VOTING POWER
   NUMBER OF                   0 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0 SHARES OF COMMON STOCK
      WITH                 -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.00%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages



                                  SCHEDULE 13G

CUSIP NO.    243456100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13- 3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                       (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
    NUMBER OF                  0 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE
     SHARES                    OF WARRANT)
 BENEFICIALLY              -----------------------------------------------------
    OWNED BY               6   SHARED VOTING POWER
     EACH                      0 SHARES OF COMMON STOCK
   REPORTING               -----------------------------------------------------
    PERSON                 7   SOLE DISPOSITIVE POWER
     WITH                      0 SHARES OF COMMON STOCK
                               (ISSUABLE UPON EXERCISE OF WARRANT)
                           -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE OF WARRANT)

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.00%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

Item 1(a).  Name of Issuer:

         Decision One Holdings Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         50 E. Swedesford Road
         Frazer, PA  19355

Item 2(a).  Name of Person Filing:

         (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

         (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows:
                  Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

         (iii) Whitney Subordinated Debt Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney Subordinated Debt Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford CT 06901.

Item 2(b).  Address of Principal Business Office or,
           if none, Residence:

         (i)      J. H. Whitney & Co.
                  177 Broad Street
                  Stamford, CT  06901

         (ii)     Whitney 1990 Equity Fund, L.P.
                  177 Broad Street
                  Stamford, CT  06901

         (iii)    Whitney Subordinated Debt Fund, L.P.
                  177 Broad Street
                  Stamford, CT  06901

                                                               Page 6 of 9 Pages


Item 2(c).  Citizenship:

         (i) J. H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

         (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

         (iii) Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d).  Title of Class of Securities:

         Common Stock.

Item 2(e).  CUSIP Number:

         243456100
Item 3.

         Inapplicable.

Item 4.  Ownership:

     The following information is provided as of December 31, 1997:

     (a)      Amount Beneficially Owned:

         (i)      J. H. Whitney & Co. is the beneficial owner of 0 shares.1/

         (ii)     Whitney 1990 Equity Fund, L.P. is the beneficial owner of 0 shares.1

         (iii) Whitney Subordinated Debt Fund, L.P. is the beneficial owner of 0 shares.1

     (b)      Percent of Class:

                      0.00% for J. H. Whitney & Co.;
--------

1/ J. H. Whitney & Co., Whitney 1990 Equity Fund, L. P. and Whitney Subordinated Debt Fund disclaim the existence of a group with respect to the Common Stock of the Issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

                                                               Page 7 of 9 Pages

                      0.00% for Whitney 1990 Equity Fund, L.P.; and 0.00% for Whitney Subordinated Debt Fund, L.P.

     (c)      Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote:

                      0 shares for J. H. Whitney & Co.;
                      0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

              (ii)    shared power to vote or to direct the vote:

                      0 shares for J. H. Whitney & Co.;
                      0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

              (iii)   sole power to dispose or to direct the disposition of:

                      0 shares for J. H. Whitney & Co.;
                      0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

              (iv)    shared power to dispose or to direct the disposition of:

                      0 shares for J.H. Whitney & Co.; 0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

Item 5.   Ownership of Five Percent or Less of a Class:

         As of the date hereof, the reporting persons are not the beneficial owners of more than five percent of the issuer's Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of
              Another Person:

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by
J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P.

                                                               Page 8 of 9 Pages

Item 7.   Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

Item 8.   Identification and Classification of Members of the
              Group:

         Inapplicable.

Item 9.   Notice of Dissolution of Group:

         Inapplicable.

Item l0.  Certification:

         Inapplicable.

                                                               Page 9 of 9 Pages

         After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998


                             J. H. WHITNEY & CO.


                             By: /s/ Daniel J. O'Brien
                                ------------------------
                                 Daniel J. O'Brien
                                 General Partner


                             WHITNEY 1990 EQUITY FUND, L.P.


                              By: /s/ Daniel J. O'Brien
                                ------------------------
                                 Daniel J. O'Brien
                                 General Partner


                             WHITNEY SUBORDINATED DEBT FUND, L.P.


                               By: /s/ Daniel J. O'Brien
                                ------------------------
                                   Daniel J. O'Brien
                                   General Partner